Exhibit (a)(5)(B)

ATC Contact: Anne Alter

Vice President of Finance, Investor Relations

Telephone: (617) 375-7500

FOR IMMEDIATE RELEASE

James D. Taiclet Named American Tower CEO; Steven B. Dodge Continues As American Tower Chairman

Boston, MA — October 10, 2003 — American Tower Corporation announced today its board of directors has named James D. Taiclet Chief Executive Officer, succeeding Steven B. Dodge in this role. Steve Dodge will continue as Chairman of American Tower’s Board of Directors.

Jim was appointed President and Chief Operating Officer of American Tower in September 2001 and has been responsible for the Company’s tower and services business since that time. Prior to joining American Tower, Jim was President of Honeywell Aerospace Services, a $2.4 billion, ten thousand employee division of Honeywell International. Prior to Honeywell, he served as Vice President, Engine Services at Pratt & Whitney, a unit of United Technologies Corporation. Jim was also previously a consultant at McKinsey & Company, specializing in telecommunications and aerospace.

Steve Dodge said, “We have been preparing for this transition for several years, as we have carefully assembled the current senior team, led by Jim, whom we recruited over two years ago to eventually take on the CEO role. While working closely with Jim since he joined the company, I am convinced that he has the character, the judgment, the leadership ability, and the drive to excel in this role.

“All management teams are as good as the sum of their parts, and ours is no different. Jim, with whom I have worked closely to shape the current team, is very ably supported by Brad Singer, CFO, Steven Moskowitz, President, U.S. Tower Division, Michael Gearon, President of International Operations, and Hal Hess, General Counsel. This team is young, smart, driven, and absolutely up to the task, and it has been effectively running the company for a significant period of time.

“From my perspective, American Tower sits today with strong and talented leadership, a sound strategy, and a habit of executing. It owns quality assets and enjoys the benefits of having the leading tower portfolio in each of its markets. It has significant and growing free cash flow, and positive balance sheet momentum. These are important attributes which I believe provide the foundation for success in the future.

“Having faced a period of difficult and unstable market conditions, I take satisfaction in what American Tower has been able to accomplish over the past couple of years. There is no motivator greater than a market that is betting on you to fail. We have particularly enjoyed rewarding those investors who continued to believe and even accumulate during telecom’s most toxic moments.

“The key to our recent success, more than anything else, has been the efforts of the team that will be taking the company forward. This group has earned my trust, my confidence and my full support, as well as our Board’s. If it has not already done so, we expect that it will soon earn yours.”

(continued)

Jim Taiclet added, “Over the past two years, under Steve Dodge’s guidance, our management team has focused on delivering reliable and increasing operating profits and free cash flow. As a result, we have significantly strengthened and de-levered our balance sheet, trends that we are dedicated to continue. I am excited about leading our company forward in the role of CEO with my colleagues on the management team and under the continued Chairmanship of Steve Dodge.”

American Tower is the leading independent owner, operator and developer of broadcast and wireless communications sites in North America. Giving effect to pending transactions, American Tower operates approximately 15,000 sites in the United States, Mexico, and Brazil, including approximately 300 broadcast tower sites. Of the 15,000 sites, approximately 14,000 are owned or leased towers and approximately 1,000 are managed and lease/sublease sites. For more information about American Tower Corporation, please visit our web sites www.americantower.com.

This press release contains “forward-looking statements” concerning our goals, beliefs, expectations, strategies, objectives, plans, future operating results and underlying assumptions, and other statements that are not necessarily based on historical facts. Actual results may differ materially from those indicated in our forward-looking statements as a result of various important factors, including: (1) a decrease in demand for tower space, which would materially and adversely affect our operating results; (2) continuation of the current U.S. economic slowdown, which could materially and adversely affect our business; (3) our substantial leverage and debt service obligations may adversely affect our operating results by restricting our ability to allocate capital to income producing assets; (4) restrictive covenants in our credit facilities and our senior and discount notes could adversely affect our business by further limiting our flexibility; (5) if our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, our revenue and our ability to generate positive cash flows could be adversely affected; (6) due to the long-term expectations of revenue from tenant leases, we are dependent on the creditworthiness of our tenants; (7) if we issue a significant amount of equity securities, the trading price for our shares of Class A Common Stock could be adversely affected; (8) operations in foreign countries could lead to expropriations, government regulations, funds inaccessibility, and foreign exchange exposure; and (9) new technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues. For other important factors that may cause actual results to differ materially from those indicated in our forward-looking statements, we refer you to the information under the caption entitled “Business Factors That May Affect Future Results” in our Form 10-Q for the quarter ended June 30, 2003, which we incorporate herein by reference. We undertake no obligation to update the information contained in this press release to reflect subsequently occurring events or circumstances.

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